

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 28, 2020

Xinyu Jiang
Chief Financial Officer
Dynamic Shares Trust
401 W. Superior St., Suite 300
Chicago, IL 60654

> **Re: Dynamic Shares Trust**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed on December 8, 2020**
> **File No. 333-238098**

Dear Mr. Jiang:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 15, 2020 letter.

Amendment No. 4 to Registration Statement on Form S-1

The Algorithm, page 3

1. We note your response to comment 4. Please revise to disclose whether and to what extent the algorithm can be modified or otherwise changed and how that could impact an investment in the shares. Please also include relevant risk factor disclosure as appropriate.

Principal Investment Strategies, page 9

2. Please revise your disclosure to clarify, if true, that you do not intend to enter into swap agreements in order to meet your investment objective.

You may contact Michelle Miller at (202) 551-3368 or Sharon Blume at (202) 551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or Justin Dobbie at (202) 551-3469 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance